Exhibit 99.1

Canadian Solar Reports Second Quarter 2016 Results

Guelph, Ontario, August 18, 2016 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Highlights

•                  Total solar module shipments recognized in revenue were 1,290 MW, compared to 1,172 MW recognized in revenue in the first quarter of 2016, and second quarter guidance in the range of 1,200 MW to 1,250 MW.

•                  Net revenue was $805.9 million, compared to $721.4 million in the first quarter of 2016, and second quarter guidance in the range of $710 million to $760 million.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 8.5%, compared to 6.3% in the first quarter of 2016.

•                  Gross margin was 17.2%, compared to 15.6% in the first quarter of 2016, and second quarter guidance in the range of 15.0% to 17.0%.

•                  Net income attributable to Canadian Solar was $40.4 million, or $0.68 per diluted share, compared to $22.6 million, or $0.39 per diluted share, in the first quarter of 2016.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $1.0 billion, compared to $1.0 billion at the end of the first quarter of 2016.

•                  Net cash provided by operating activities was approximately $145.2 million, compared to net cash used in operating activities of $108.3 million in the first quarter of 2016.

•                  The Company now owns a portfolio of solar power plants in operation totaling 472 MWp, with an estimated resale value of approximately $850.0 million and profit margin contribution1 in the mid-teens.

Second Quarter 2016 Results

Net revenue in the second quarter of 2016 was $805.9 million, up 11.7% from $721.4 million in the first quarter of 2016 and 26.6% from $636.7 million in the second quarter of 2015. Module shipments recognized in revenue totaled 1,290 MW, compared to 1,172 MW recognized in revenue in the first quarter of 2016 and 809 MW recognized in revenue in the second quarter of 2015. Solar module shipments recognized in revenue in the second quarter of 2016 included 18.7 MW used in the total solutions business, compared to 24.8 MW in the first quarter of 2016 and 90.0 MW in the second quarter of 2015.

By geography, in the second quarter of 2016, sales to the Americas represented 47.6% of net revenue, sales to Asia represented 39.5% of net revenue, and sales to Europe and others represented 12.9% of net revenue, compared to 43.1%, 44.4% and 12.5% respectively, in the first quarter of 2016 and 47.6%, 45.5%, 6.9% respectively, in the second quarter of 2015.

	Q2 2016		Q1 2016		Q2 2015
	US$M	%	US$M	%	US$M	%
The Americas	383.9	47.6	311.3	43.1	302.8	47.6
Asia	318.4	39.5	320.2	44.4	290.0	45.5
Europe and Others	103.6	12.9	89.9	12.5	43.9	6.9
Total	805.9	100	721.4	100	636.7	100

1  The sale of built-to-sell projects is recorded as revenue, and the net gain or loss from a sale of built-to-own projects is recorded as other income in the income statement

Gross profit in the second quarter of 2016 was $138.5 million, compared $112.5 million in the first quarter of 2016 and $96.5 million in the second quarter of 2015. Gross margin in the second quarter of 2016 was 17.2%, compared to 15.6% in the first quarter of 2016 and 15.2% in the second quarter of 2015. The sequential increase in gross margin was primarily due to lower module manufacturing cost.

Total operating expenses were $98.9 million in the second quarter of 2016, up 33.5% from $74.1 million in the first quarter of 2016 and up 54.4% from $64.1 million in the second quarter of 2015.  The sequential and year-over-year increases in total operating expenses were primarily due to higher general and administrative expenses.

Selling expenses were $33.9 million in the second quarter of 2016, down 2.7% from $34.8 million in the first quarter of 2016 and up 5.0% from $32.2 million in the second quarter of 2015. The sequential decrease in selling expenses was primarily due to lower shipping and handling expenses and lower external sales commissions partially offset by higher labor costs. The year-over-year slight increase in selling expenses was primarily due to higher labor costs and higher shipment volume, partially offset by lower shipping and handling unit costs.

General and administrative expenses were $60.0 million in the second quarter of 2016, up 72.3% from $34.8 million in the first quarter of 2016 and up 118.1% from $27.5 million in the second quarter of 2015.  The sequential and year-over-year increases in general and administrative expenses were primarily due to higher non-recurring professional service fees, including the write-off of $10.8 million in deferred expenses related to the now terminated YieldCo launch, and tornado damage to the Company’s solar cell factory in Funing County, Jiangsu Province, estimated at approximately $7.6 million. Research and development expenses were $5.1 million in the second quarter of 2016, compared to $4.5 million in the first quarter of 2016 and $4.3 million in the second quarter of 2015.

Income from operations was $39.6 million in the second quarter of 2016, compared to $38.4 million in the first quarter of 2016, and $32.5 million in the second quarter of 2015. Operating margin was 4.9% in the second quarter of 2016, compared to 5.3% in the first quarter of 2016 and 5.1% in the second quarter of 2015.

Non-cash depreciation and amortization charges were approximately $25.5 million in the second quarter of 2016, compared to $25.7 million in the first quarter of 2016, and $22.7 million in the second quarter of 2015. Non-cash equity compensation expense was $1.9 million in the second quarter of 2016, compared to $2.5 million in the first quarter of 2016, and $2.0 million in the second quarter of 2015.

Interest expense was $11.9 million in the second quarter of 2016, compared to $16.1 million in the first quarter of 2016, and $12.9 million in the second quarter of 2015.

Interest income was $2.4 million in the second quarter of 2016, compared to $3.4 million in the first quarter of 2016 and $4.1 million in the second quarter of 2015.

The Company recorded a loss on change in fair value of derivatives of $1.6 million in the second quarter of 2016, compared to a gain on change in fair value of derivatives of $2.7 million in the first quarter of 2016 and a gain on change in fair value of derivatives of $1.6 million in the second quarter of 2015. The loss on change in fair value of derivatives of $1.6 million in the second quarter of 2016 included a foreign currency hedging loss of $5.9 million, a loss in change in fair value of swap/swaption for projects in the U.S, Canada and U.K. totaling $1.6 million, and a gain on change in fair value of warrants of $5.9 million. The warrants were issued in conjunction with the $180 million in financing arranged by Credit Suisse in the fourth quarter of 2015.  These warrants can be settled in cash at the discretion of the holder and as a result are liability derivatives which were fair valued at issuance and are subsequently marked to market at the end of each reporting period.

The Company recorded a foreign exchange gain in the second quarter of 2016 of $24.9 million compared to a foreign exchange gain of $8.5 million in the first quarter of 2016 and a foreign exchange loss of $4.4 million in the second quarter of 2015.

Income tax expense was $16.3 million in the second quarter of 2016, compared to $12.3 million in the first quarter of 2016 and $2.7 million in the second quarter of 2015.

Net income attributable to Canadian Solar was $40.4 million, or $0.68 per diluted share, in the second quarter of 2016, compared to net income of $22.6 million, or $0.39 per diluted share, in the first quarter of 2016, and net income of $17.9 million, or $0.31 per diluted share, in the second quarter of 2015.

Financial Condition

The Company had $1.0 billion of cash, cash equivalents and restricted cash as of June 30, 2016, compared to $1.0 billion as of March 31, 2016.

Accounts receivable, net of allowance for doubtful accounts, at the end of the second quarter of 2016 were $356.7 million, compared to $394.0 million at the end of the first quarter of 2016. Accounts receivable turnover was 60 days in the second quarter of 2016, compared to 72 days in the first quarter of 2016.

Inventories at the end of the second quarter of 2016 were $309.7 million, compared to $413.2 million at the end of the first quarter of 2016. Inventory turnover was 51 days in the second quarter of 2016, compared to 58 days in the first quarter of 2016.

Accounts and notes payable at the end of the second quarter of 2016 were $937.3 million, compared to $961.2 million at the end of the first quarter of 2016.

Short-term borrowings at the end of the second quarter of 2016 were $1.37 billion, compared to $1.35 billion at the end of the first quarter of 2016. Long-term debt at the end of the second quarter of 2016 was $828.5 million, compared to $818.5 million at the end of the first quarter of 2016. Senior convertible notes totaled $128.0 million at the end of the second quarter of 2016, compared to $132.2 million at the end of the first quarter of 2016. Short-term borrowings and long-term debt directly related to utility-scale solar power projects totaled $834.9 million at the end of the second quarter of 2016, compared to $758.9 million at the end of the first quarter of 2016.

At the end of the second quarter of 2016, the Company booked approximately $1.8 billion of solar power plant assets under non-current assets compared to $1.6 billion at the end of the first quarter of 2016. These assets include plants owned and operated and plants under construction.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “We are pleased with our results for the second quarter which again came in above our guidance.  Our core solar module and project businesses remain strong, with a healthy balance sheet to support our near and long-term plan.  Our strategic decision to no longer pursue a YieldCo reflects the market environment and our primary focus on extracting the highest value for shareholders from our operating assets.  As a global leader, we are optimistic and remain favorably positioned moving forward.  Our low cost manufacturing structure, project asset scale, consistent execution and conservative strategy are helping us to mitigate the impact of headwinds facing the broader market, which are realistically never quite as bad as investors may think.   Our energy business now has approximately 472 MWp of solar power plants in operation, and approximately 900 MWp of additional solar power plants, after adjusting for our effective ownership, that will reach commercial operation in the second half of 2016.  Once completed, we will own approximately 1.37GWp of operating solar power plants, with a resale value of approximately $2.1 billion. We are actively pursuing several regional options to monetize these assets in the second half of 2016 and 2017.”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer of Canadian Solar, added: “We achieved revenue and gross margin above our guidance in the second quarter of 2016.  We benefited from a combination of strong demand for our modules, better than expected selling prices and solid cost control at our factories. We were also able to reduce inventory levels by over $100 million, secure financing for our solar power projects and sign the first agreement to monetize our solar power plants in China.  Our solar project construction schedule in the U.S., Japan, China and the U.K. remain on schedule.  In order to provide improved visibility into our operating plan, we made the formal decision to no longer launch a YieldCo.  We are instead implementing a flexible, localized strategy with respect to our solar project asset monetization.  We expect this decision and added clarity will help investors to more appropriately reflect the higher value of our business and operating assets.”

Utility Scale Solar Project Pipeline

The Company’s utility-scale solar project pipeline totals 20.4 GWp, including approximately 2.4 GWp of projects in late-stage development, and 18.0 GWp in early- to mid-stage development. The Company cautions that some of the projects under development may fail to secure all the required permits and grid-connection approvals and as a result may not reach completion.

Late-Stage Solar Project Pipeline

Canadian Solar’s late-stage, utility-scale solar project pipeline totals approximately 2.4 GWp, of which 1,263 MWp are in the U.S., 576 MWp are in Japan, 384 MWp are in Brazil, 121 MWp are in China, 63 MWp are in Mexico, and 19 MWp are in the United Kingdom.

In the United States, seven of the Company’s solar projects totaling 1,185 MWp are currently under construction with Barren Ridge, Mustang and Tranquillity expected to reach commercial operation before the end of September of 2016, while Astoria 1, Astoria 2, Garland and Roserock are expected to reach commercial operation before the end of December 2016. The Company’s late-stage, utility-scale solar project pipeline in the U.S. is detailed in the table below:

Project	Gross MWp	Location	Status	Expected COD
Astoria 1	131	CA	Construction	2016
Astoria 2	100	CA	Construction	2016
Barren Ridge	78	CA	Construction	2016
Mustang	134	CA	Construction	2016
Tranquillity	258	CA	Construction	2016
Roserock	212	TX	Construction	2016
Garland	272	CA	Construction	2016
Project A	52	CA	Development	2017
Project B	26	CA	Development	2018
Total	1,263

In Japan, during the second quarter of 2016, the Company started commercial operation of two solar power plants, with a total capacity of approximately 700 KWp. As of August 1, 2016, the Company’s pipeline of late-stage utility-scale solar power projects in development totaled approximately 576 MWp, with 112 MWp in construction and an additional 134.7 MWp at the ready-to-build stage.

The expected commercial operation schedule of the Company’s late-stage utility-scale solar power projects in Japan is detailed below:

Utility Scale Pipeline in Japan: Expected COD Schedule - MWp

2016	2017	2018	2019	2020	2021	2022	Total
44	109	156	48	114	42	63	576

METI has recently made two rule changes that will affect the Company’s pipeline in Japan. In April 2016, METI announced that solar power projects that fail to execute an interconnection agreement with the applicable utility operator by April 1, 2017 will lose the approved feed-in tariff (“FIT”). In addition, in June 2016, METI announced that solar power projects which have not executed the interconnection agreement by August 1, 2016 must achieve commercial operation date (COD) by April 1, 2020.  Solar power projects that execute an interconnection agreement after August 1, 2016, (and before April 1, 2017) but do not reach commercial operation by the April 1, 2020 deadline will be subject to a penalty of either: 1) A FIT reduction of 5%/year or 2) reduction in the term of the FIT contract. The detailed penalty rules will be decided by METI’s Calculation Committee for Procurement Price in the coming months.

As of August 1, 2016, Canadian Solar had executed interconnection agreements for 376.2 MWp of projects. The Company expects that, by April 1, 2017 it will have executed interconnection agreements for an additional 131.4 MWp of projects, thereby securing the existing FIT contract subject to meeting the COD deadline. The Company is working to advance an additional 89.4 MWp of projects, so that the interconnection agreements can be executed by April 1, 2017 in order to secure the existing FIT contract.

During the second quarter of 2016 the Company connected to the grid one solar power plant in China totaling 22 MWp, bringing its total to 218MWp of solar power plants in operation in China.

Solar Power Plants in Operation

In addition to its utility-scale solar project development pipeline, the Company now has a portfolio of solar power plants in operation totaling approximately 472 MWp. Revenue from the sale of electricity from these plants in the second quarter of 2016 totaled $22.5 million, compared to $10.2 million in the first quarter of 2016. The resale value of these plants is estimated at approximately $850.0 million, with expected profit margin contribution in the mid-teens. The market situation may however change, resulting in different resale values when the Company sell these projects. The sale of projects recorded on the balance sheet under project assets (built-to-sell) will be recorded as revenue once revenue recognition criteria is met, and the gain from sale of projects recorded on the balance sheet under property plant and equipment (built-to-own) will be recorded as other operating income in the income statement.

Plants in Operation - MWp

Canada	Japan	UK	China	Other	Total
100	21	115	218	18	472

Manufacturing Capacity

The Company has revised its 2016 manufacturing capacity, as summarized in the table below:

	Manufacturing Capacity Roadmap - MW
	31-Dec-2015	30-Jun-2016	31-Dec-2016
Wafer	400	400	1,300
Cell	2,700	2,200	3,050
Module	4,330	4,330	5,800

The Company expects to increase its wafer capacity using new diamond wire-saw technology. This technology works compatibly with our proprietary Onyx black silicon multi-crystalline solar cell technology, significantly increasing solar cell efficiency while reducing silicon usage and therefore manufacturing cost. The Company’s wafer manufacturing capacity is expected to reach 1.3 GW by the end of 2016, of which at least 900MW is expected to utilize diamond wire-saws.

As previously disclosed, a tornado damaged the Company’s solar cell factory in Funing County Jiangsu Province on June 23, 2016. The Company responded promptly by dispatching its internal emergency response team to work with local government entities to support its employees and the local communities. Although damage to the property and manufacturing equipment was severe, there have been no casualties among the Company’s employees. The recovery effort at the Funing factory is currently under way. The Company has removed damaged equipment from the site and together with its insurers, is carrying out an appraisal of damage caused to the factory and manufacturing equipment. The Company expects to have full capacity restored at this facility by the second quarter of 2017 and expects to recover substantially all of its financial losses through insurance.

The Company’s cell manufacturing capacity is expected to reach 3.05 GW by the end of 2016, which includes the new 850 MW cell manufacturing plant located in South Eastern Asia, to be commissioned in September of 2016, offset by the temporary reduction of 1.0GW capacity in the tornado affected factory in Funing.

Based on its latest market assessment, the Company has decided to slow down solar module capacity expansion. The Company now expects internal module capacity to reach 5.8GW by the end of year, instead of 6.4GW as disclosed in the past. This includes 650 MW in South Eastern Asia already commissioned this month and 360 MW in Brazil to be commissioned in September of 2016.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book and the global financing environment. It is also subject to uncertainty relating to customer final demand and solar project construction schedule.  Management’s views and estimates are subject to change without notice.

For the third quarter of 2016, the Company expects total solar module shipments to be in the range of approximately 1.2 GW to 1.3 GW, including approximately 10 MW of shipments to the Company’s utility-scale solar power projects that may not be recognized in third quarter 2016 revenue. Total revenue for the third quarter of 2016 is expected to be in the range of $660 million to $710 million, with gross margin expected to be between 14% and 16%. We have previously announced an agreement to sell two of our solar power plants in China. We expect the close of that transaction in Q4, therefore, our revenue guidance for the third quarter of 2016 does not include the sale of project assets.

For the full year 2016, the Company maintains its guidance for total module shipments to be in the range of approximately 5.4 GW to 5.5 GW, with approximately 5.0 GW recognized in revenue. Management also maintains its revenue guidance for the full year 2016 to be in the range of $3.0 billion to 3.2 billion. The Company is actively exploring opportunities to monetize its solar power plant assets, and subject to timing of these sales reported revenue may exceed the Company’s revenue guidance.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Canadian Solar is in an excellent position to compete as we execute on our proven, long-term strategy.  We are an industry leader in quality, performance, efficiency and cost.  Our diversified project pipeline and strong backlog further sets us apart.  Importantly, we remain in the early stages of solar adoption, with our key markets in the U.S., Japan and China underpenetrated.  We are reducing the cost of incoming materials and processing cost in the meantime to maintain a mid-teen gross margin for our manufacturing business during the industry headwinds, while further reducing inventory and tightening credit controls. Our ongoing efforts to upgrade our technology and to improve our cost structure through selected capacity expansion are on track and we expect to end 2016 with 3.1 GW of internal cell capacity, including 850W in a tariff free location in South East Asia. At the same time, we continue to make progress as one of the leading developers and owners of high quality solar power plants around the world, with 472MW of solar power plants in operation and over 1.0GW of solar power plants under construction. Our focus remains on maximizing profitability, sustainable free cash flow and building shareholder value.”

Recent Developments

On July 11, 2016, Canadian Solar announced that it had entered into a private placement with Prudential Capital Group, pursuant to which, Prudential Capital Group agreed to purchase non-recourse notes with principal amount totaling approximately JPY6.2 billion (US$60.0 million). The proceeds from the private placement have been used to finance a portfolio of solar power projects in Japan totaling 21.2MWp.

On July 6, 2016, Canadian Solar announced that it had entered into a project sale agreement to sell its operating solar power projects in Funing, Jiangsu, China to Create Technology & Science Co., Ltd. for approximately RMB218.5 million (US$32.8 million).

On May 23, 2016, Canadian Solar announced that it had closed a £36.4 million (US$52 million) project financing facility with BayernLB to refinance a portfolio of four solar power plants in the UK, totaling 40.2MWp.

Conference Call Information

The Company will hold a conference call on Thursday, August 18, 2016 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m., August 18, 2016 in Hong Kong) to discuss the Company’s second quarter 2016 results and business outlook. The dial-in phone number for the live audio call is 1-866-519-4004 (toll-free from the U.S.), +852 3018 6771 (local dial-in from HK) or +1-845-675-0437 from international locations. The passcode for the call is 40195616.  A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 4 hours after the conclusion of the call until 9:00 a.m. on Friday August 26, 2016, U.S. Eastern Daylight Time (9:00 p.m., August 26, 2016 in Hong Kong) and the replay can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from HK) or +1-646-254-3697 from international locations, with passcode 40195616.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 14 years, Canadian Solar has successfully delivered over 15 GW of premium quality modules to over 90 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the company, visit the Company’s website or follow Canadian Solar on LinkedIn.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 20, 2016. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015

Net revenues	$805,906	$721,422	$636,651	$1,527,328	$1,497,542
Cost of revenues	667,437	608,951	540,113	1,276,388	1,248,043

Gross profit	138,469	112,471	96,538	250,940	249,499

Operating expenses:
Selling expenses	33,864	34,790	32,239	68,654	73,078
General and administrative expenses	59,974	34,800	27,498	94,774	57,030
Research and development expenses	5,052	4,505	4,315	9,557	8,182
Total operating expenses	98,890	74,095	64,052	172,985	138,290

Income from operations	39,579	38,376	32,486	77,955	111,209
Other income (expenses):
Interest expense	(11,889)	(16,130)	(12,878)	(28,019)	(24,079)
Interest income	2,392	3,386	4,078	5,778	8,393
Gain (loss) on change in fair value of derivatives	(1,632)	2,664	1,585	1,032	9,462
Foreign exchange gain (loss)	24,936	8,511	(4,432)	33,447	(5,466)
Investment income	1,070	88	—	1,158	2,342
Gain on repurchase of convertible notes	551	1,909	—	2,460	—
Others	—	—	—	—	389
Other income (expenses),net	15,428	428	(11,647)	15,856	(8,959)

Income before income taxes and equity in earnings (loss) of unconsolidated investees	55,007	38,804	20,839	93,811	102,250
Income tax expense	(16,304)	(12,253)	(2,680)	(28,557)	(22,387)
Equity in earnings (loss) of unconsolidated investees	1,374	(2,762)	410	(1,388)	482
Net income	40,077	23,789	18,569	63,866	80,345

Less: Net income (loss) attributable to non-controlling interests	(302)	1,205	707	903	1,154

Net income attributable to Canadian Solar Inc.	$40,379	$22,584	$17,862	$62,963	$79,191

Earnings per share - basic	$0.70	$0.40	$0.32	$1.10	$1.43
Shares used in computation - basic	57,605,169	56,901,349	55,786,475	57,253,259	55,534,166
Earnings per share - diluted	$0.68	$0.39	$0.31	$1.07	$1.36
Shares used in computation - diluted	61,040,478	57,810,531	57,229,267	60,996,903	60,343,942

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
Net Income	40,077	23,789	18,569	63,866	80,345
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	(10,680)	22,675	21,008	11,995	(15,866)
Gain (loss) on commodity hedge	(3,498)	1,632	—	(1,866)	—
Loss on interest rate swap	(1,959)	—	—	(1,959)	—
Comprehensive income	23,940	48,096	39,577	72,036	64,479
Less: comprehensive income attributable to non-controlling interests	103	2,046	109	2,149	2,897
Comprehensive income attributable to Canadian Solar Inc.	23,837	46,050	39,468	69,887	61,582

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of US Dollars)

	June 30,	December 31,
	2016	2015
Current assets:
Cash and cash equivalents	$495,112	$553,079
Restricted cash — current	496,431	534,707
Accounts receivable trade, net	356,685	426,803
Accounts receivable, unbilled	6,389	8,206
Amounts due from related parties	98,635	104,579
Inventories	309,679	334,489
Value added tax recoverable	46,395	44,615
Advances to suppliers — current	25,179	31,886
Derivative assets — current	9,494	6,259
Project assets — current	137,344	111,317
Prepaid expenses and other current assets	227,088	108,153
Total current assets	2,208,431	2,264,093
Restricted cash — non-current	15,187	46,897
Property, plant and equipment, net	277,622	331,052
Solar power systems, net	1,765,370	1,200,441
Deferred tax assets, net	124,552	97,134
Advances to suppliers — non-current	102,035	27,745
Prepaid land use rights	29,131	29,092
Investments in affiliates	179,084	187,131
Intangible assets, net	80,971	78,938
Goodwill	7,617	7,609
Derivative assets — non-current	1,725	2,072
Project assets — non-current	7,988	2,814
Other non-current assets	141,937	142,236
TOTAL ASSETS	$4,941,650	$4,417,254
Current liabilities:
Short-term borrowings	$1,370,805	$1,156,576
Accounts and notes payable	937,263	985,757
Amounts due to related parties	56,122	90,002
Other payables	171,781	151,174
Advances from customers	64,759	76,207
Derivative liabilities — current	18,213	35,228
Current maturities of capital lease obligation	16,074	8,712
Other current liabilities	88,482	152,668
Total current liabilities	2,723,499	2,656,324
Accrued warranty costs	73,786	65,193
Convertible notes	128,033	150,000
Long-term borrowings	828,539	606,577
Derivative liabilities — non-current	27,182	17,358
Liability for uncertain tax positions	14,688	14,468
Deferred tax liabilities — non-current	37,003	19,030
Loss contingency accruals	23,920	23,500
Long-term capital lease obligation	78,342	17,728
Other non-current liabilities	76,336	14,566
Total LIABILITIES	4,011,328	3,584,744
Equity:
Common shares	700,669	677,103
Additional paid-in capital	(13,103)	(17,139)
Retained earnings	281,823	218,860
Accumulated other comprehensive loss	(52,932)	(59,856)
Total Canadian Solar Inc. shareholders’ equity	916,457	818,968
Non-controlling interests in subsidiaries	13,865	13,542
TOTAL EQUITY	930,322	832,510
TOTAL LIABILITIES AND EQUITY	$4,941,650	$4,417,254

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